Symbollon Pharmaceuticals, Inc.
37 Loring Drive
Framingham, MA 01702
(508) 620-7676
Fax: (508) 620-7111

June 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re: Symbollon Pharmaceuticals, Inc.
                  Form 10-KSB for the fiscal year ended December 31, 2004
            Filed March 31, 2005
            File Number 000-22872

Ladies and Gentlemen:

The purpose of this letter is to respond to your comment letter, dated May 31, 2005, regarding the above referenced company filing. Our responses have been keyed to your comments.

Financial Statements

Report of Registered Independent Accountants, page 25

1.  We supplementally advise the Staff that the Company was not required, nor were our auditors engaged, to perform an audit of our internal controls for 2004.  Also, our auditors have confirmed for us that they will make the necessary revisions to their report in future filings, including the registration statement file #333-124687.

2.  We supplementally advise the staff that our auditors have confirmed for us their registration is in good standing with the Commonwealth of Massachusetts.  Our auditors changed their name from "Vitale, Caturano & Company PC" to "Vitale, Caturano & Company Ltd" effective July 1, 2004 to reflect their change of legal organization from a professional corporation to a business corporation.  In connection with this change, the firm was required to apply for a new license under the new name.  When that new license was granted in July 2004, the firm then dissolved the old license.

In connection with responding to your comments, we acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (508) 620-7676, ext. 202 if you have any questions regarding the above.

Sincerely,

/s/ Paul C. Desjourdy
Paul C. Desjourdy
President and Chief Financial Officer